Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ONM5H 3M7 Tel: 416-703-6298 Fax: 416-703-7764
NEWSRELEASE

LAKE SHORE GOLD ANNOUNCES NORMAL COURSE ISSUER BID TO PURCHASE CONVERTIBLE DEBENTURES
TORONTO, ONTARIO (December 7, 2015) - Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) ("Lake Shore Gold" or the "Company") announced today that it intends to make a normal course issuer bid ("NCIB") to purchase for cancellation up to 103,500 of its 6.25% convertible debentures due September 30, 2017 (the "Debentures"). The NCIB will take place over a one-year period, with the number of Debentures subject to the NCIB representing up to 10% of the Debentures' public float as of November 30, 2015. The Company intends to fund such purchases through working capital.

The NCIB is subject to acceptance by the TSX and will be made in accordance with the applicable rules and policies of the TSX. Debentures will be purchased through the facilities of the TSX at prevailing market prices at the time of purchase. In accordance with the applicable TSX rules, the maximum amount of daily purchases may not exceed the greater of 25% of the average daily trading volume of the Debentures or 1,000 Debentures. The Company may make, once per calendar week, a block purchase of Debentures not owned, directly or indirectly, by insiders of the Company that exceeds the daily repurchase restriction.

Tony Makuch, President and Chief Executive Officer of Lake Shore Gold, commented: "Supported by a strong balance sheet and solid operating and financial performance, we continue to be aggressive with debt repayment. The introduction of a NCIB for the convertible debentures follows the full repayment of our senior secured debt earlier this year, with our final payment being made on May 29, 2015. Looking ahead, we are on track to finish 2015 with close to $100 million of cash (before any purchases of the convertible debentures) and, assuming current gold prices, are positioned for continued growth in our cash position between now and September 30, 2017 when the convertible debentures mature."

As of November 30, 2015, the Company had $103,500,000 principal amount of Debentures outstanding.

This press release shall not constitute an offer to purchase or the solicitation of an offer to buy convertible debentures in the United States, nor shall there be any purchase of such securities pursuant to the NCIB in any jurisdiction in which such offer, solicitation or purchase would be unlawful.

About Lake Shore Gold
Lake Shore Gold is a Canadian-based gold producer with wholly owned operations in the Timmins Gold Camp. The Company produces gold from two mines, Timmins West and Bell Creek, with material being delivered for processing to the Bell Creek Mill. In addition to current operations, the Company also has a number of highly prospective projects and exploration targets, all located in and around the Timmins Camp. The Company's common shares trade on the TSX and NYSE MKT under the symbol LSG.

Forward-looking Statements
Certain statements in this press release relating to the Company, including but not limited to the Company's expected NCIB, the number of Debentures that may be purchased under the NCIB, the Company's expected cash position, production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are "forward-looking statements" or "forward-looking information" within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as "forward-looking statements." The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management's best judgment based on current facts and assumptions that management considers reasonable, including but not limited to: the Debentures trading from time to time below their intrinsic value, TSX acceptance of the Company's proposal to conduct the NCIB, completion of purchases of Debentures by the Company pursuant to the NCIB, the Canadian economy and interest rates remaining stable over the next 12 months, inflation remaining relatively low, the Canadian capital markets continuing to provide the Company with access to equity and/or debt at reasonable rates when required, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will be consistent with models and will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These factors include, but are not limited to, the market price of the Debentures being too high to ensure that purchases benefit the Company and its debenture holders, TSX acceptance of the NCIB, delays in development or mining and fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company's most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company's most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:
Tony Makuch
President & CEO
(416) 703-6298

Mark Utting
Vice-President, Investor Relations
 Lake Shore Gold
(416) 703-6298
Website: www.lsgold.com